UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For April 30, 2024 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) Johannesburg, South Africa. Tuesday, 30 April 2024. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report its operational update for the nine months ended 31 March 2024 (9MFY24). For this reporting period, Harmony continued delivering an excellent operating performance across its operations, underpinned by higher recovered grades at Mponeng, Moab Khotsong, Hidden Valley and Mine Waste Solutions. The higher recovered grades ensured improved production and lower all-in sustaining costs (AISC) compared to the previous nine-month period ended 31 March 2023 (9MFY23). The higher rand gold price continues to provide Harmony with significant tailwinds, boosting margins and free cash flow generation. Harmony continues to demonstrate operational consistency as a result of its structural advantage and position as a leader in South African gold mining. While the third quarter is traditionally slower due to the January start up and public holidays in March, this is in the plans and we remain on track to comfortably beat our original production, cost and grade guidance for the financial year 2024 (FY24). On the back of this and the strong year-to-date performance, guidance for FY24 has been revised as follows: • Total production guidance increased to approximately 1 550 000 ounces from 1 380 000 to 1 480 000 ounces • All-in sustaining cost guidance reduced to approximately R920 000/kg, from below R975 000/kg • Grade guidance increased to approximately 6g/t, from 5.6 to 5.75g/t • Capital guidance for FY24 is adjusted lower to R8 600 million (US$459 million) from R9 500 million (US$507 million), mainly as a result of lower plant and services capital. A full comparison of quarter-on-quarter and year-on-year production metrics is provided in the summary table below and in the operating tables which are available in the booklet and on the website at www.harmony.co.za. Average recovered grades at the South African underground operations increased by 8% to 6.16g/t from 5.68g/t in the previous reporting period. Our high-grade underground operations, Mponeng and Moab Khotsong, continue to be the primary drivers behind the improvement in underground recovered grades year to date. Underground recovered grades at these mines increased by 18% to 8.90g/t from 7.53g/t year-on-year and we expect the good grades at Mponeng to be sustained as we mine through the high-grade areas on the 123 and 126 levels. We are encouraged that development grades at Mponeng also continue to trend higher. At our South African optimised underground portfolio, recovered grades increased by 2% to 4.96g/t from 4.87g/t, driven by improved performances at Tshepong North, Tshepong South, Kusasalethu and Target 1. Recovered grades at Hidden Valley remained high into the third quarter of the 2024 financial year, increasing by 65% to 1.65g/t from 1.00g/t in the previous nine-month reporting period as we mined through the high-grade 'Big Red' part of the ore body. Going forward, recovered grades at Hidden Valley will be lower as we are now mining through lower-grade areas, as planned. At our South African surface operations, recovered grades increased by 29% to 0.22g/t from 0.17g/t. This was mainly due to a 41% increase in recovered grades at Mine Waste Solutions to 0.168g/t from 0.119g/t. Group gold production in 9MFY24 increased by 10% to 36 777kg (1 182 405oz) from 33 349kg (1 072 195oz) in the previous reporting period. Most of our operations continue to deliver an improved operating performance year-on-year and we have good momentum and flexibility heading into the final quarter of FY24. The rand gold price remains high and increased by 17% to R1 162 048/kg (US$1 928/oz) from R992 566/kg (US$1 768/oz) year-on-year. This has allowed us to further strengthen the balance sheet which remains robust as a result of the strong free cash flow generation. Net cash increased to R1 544 million (US$82 million) from R74 million (US$4 million) at the end of the first six months of this financial year (H1FY24). We currently have R11 591 million (US$612 million1) in headroom available through cash and undrawn facilities. 1 Converted at an exchange rate of R/US$18.94 Gold revenue increased by 26% to R42 397 million (US$2 262 million) in 9MFY24 from R33 539 million (US$1 921 million) for 9MFY23. KEY HIGHLIGHTS (9MFY24 vs 9MFY23) • Group LTIFR# at 5.60 from 5.50; long-term safety performance trending in the right direction but more needs to be done • We have revised our FY24 production and grade guidance upwards and reduced our cost and capital guidance • 8% increase in average underground recovered grades to 6.16g/t from 5.68g/t • 10% increase in total gold production to 36 777kg (1 182 405oz) from 33 349kg (1 072 195oz) • 2% decrease in group all-in sustaining costs (AISC) to R877 965/kg (US$1 457/oz) from R893 985/kg (US$1 592/oz) • Conclusion of landmark five-year wage agreement on 4 April 2024 ensures stability and predictability of our labour costs • 17% increase in average rand gold price received to R1 162 048/kg (US$1 928/oz) from R992 566/kg (US$1 768/oz) • 26% increase in gold revenue to R42 397 million (US$2 262 million) from R33 539 million (US$1 921 million) • 171% increase in group operating free cash flow to R8 774 million (US$468 million) from R3 237 million (US$186 million) driven by higher recovered grades at Mponeng, Moab Khotsong, Hidden Valley and Mine Waste Solutions • Robust balance sheet with net cash increasing to R1 544 million (US$82 million) from R74 million (US$4 million) in H1FY24 • Rolling gold hedge book expanded in anticipation of higher capital expenditure programme • Execution of key projects namely Moab Khotsong extension and Mine Waste Solution on track, preparatory work started at Mponeng and early works to begin at Eva Copper Project # LTIFR – lost-time injury frequency rate per million hours worked Unless otherwise indicated, all currency conversions for this reporting period are at the average exchange rate of R/US$18.75 (9MFY23: R/US$17.46) Please note that financial information has not been reviewed or audited by the Company's external auditors OPERATIONAL UPDATE for the nine months ended 31 March 2024 (9MFY24) OPERATIONAL EXCELLENCE AND HIGH RECOVERED GRADES ENSURE STRONG PRODUCTION AND FREE CASH FLOW GENERATION. ANNUAL GUIDANCE ADJUSTED ON THE BACK OF OUTSTANDING PERFORMANCE

2 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2024 Silver production from Hidden Valley increased by 61% to 85 371kg (2 744 728oz) from 53 003kg (1 704 070oz) in 9MFY23. The average silver price received also increased by 21% to R14 147/kg (US$23.47/oz) from R11 723/kg (US$19.45/oz) in 9MFY23. As a result, we generated R1 197 million (US$64 million) in silver revenue at Hidden Valley for this reporting period. Uranium is a by-product from the gold extraction process at Moab Khotsong. Uranium production increased by 28% to 203 334kg (448 274lb) in 9MFY24 from 159 122kg (350 804lb) in 9MFY23. Uranium sold increased by 21% to 160 118kg (353 000lb) from 132 449kg (292 000lb). The average uranium price received has increased by 43% to US$65.74/lb from US$45.97/lb in 9MFY23, resulting in uranium revenue of R435 million (US$23 million) for the nine-month period. Uranium sales of 73 049kg (161 000lb) was not realised within the quarter due to export challenges. This will be realised during the fourth quarter. Cost control remains of critical importance, especially as gold prices continue rising to record levels. While our cost metrics per unit have remained steady in rand terms, we have seen a meaningful improvement in US dollar terms as a result of the weaker rand. Over 90% of our input costs are in rand, with electricity and labour comprising roughly 70% of our operating costs. Further cost improvement has been on the back of sustained higher by-product credits from silver and uranium. • Cash operating costs increased by only 1% to R747 669/kg (US$1 241/oz) from R742 145/kg (US$1 322/oz) • All-in sustaining costs decreased by 2% to R877 965/kg (US$1 457/oz) from R893 985/kg (US$1 592/oz) • All-in costs (AIC) were flat in rand at R942 150/kg (US$1 563/oz) from R939 547/kg (US$1 674/oz) Group operating free cash flows increased by 171% in the 9MFY24 to R8 774 million (US$468 million) from R3 237 million (US$186 million) in 9MFY23. Group operating free cash flow margins increased to 21% in this reporting period from 10% in the previous nine-month reporting period, driven mainly by operating free cash flows at our South African high-grade underground mines, Hidden Valley and South African surface operations. Operating free cash flow margins from our South African optimised portfolio, or legacy assets, improved to 8% from 5%. Harmony has significantly improved the quality of its portfolio and will continue allocating capital in a manner that drives further margin expansion and higher returns. We have a comprehensive project pipeline and remain on track with our key projects that are in execution. These include the tailings storage facility expansion at Mine Waste Solutions, which is on track for completion in FY25, and the life of mine extension project at Moab Khotsong. At Mponeng, we have commenced preparatory work to ensure the timeous start of the life of mine extension project in July 2024. This project extends the life of mine at Mponeng to 20 years, adding approximately 2.3Moz to Mineral Reserves. Major capital for the extension of Mponeng is planned at R7.9 billion over the life of the project. As previously guided, this project will result in an approximately R1 billion (US$53 million) in additional capital expenditure both in FY25 and FY26. The Company does not provide capital guidance beyond two years. Our projects are well-sequenced to ensure capital expenditure remains affordable, with all existing project capital internally funded. Our robust balance sheet and effective hedge programme provide further support should there be an adverse movement in the gold price. Safety, effective cost management and delivering operational excellence across all our operations go hand-in hand. A proactive safety culture and operational excellence have resulted in the continued improvement in our safety performance. HEALTH AND SAFETY Long-term safety indicators continue to trend in the right direction and we remain encouraged by the remarkable improvement in safety over the past few years. We continue working tirelessly to improve safety as we embed a proactive safety culture throughout Harmony. There has been a slight regression in the group LTIFR for 9MFY24 to 5.60 per million hours worked, from 5.50 in 9MFY23. This was a result of an increase in the less severe agencies such as slip-and-fall. Accidents from traditional high-energy agencies such as fall-of-ground and rail-bound equipment continue trending lower. We extend our heartfelt condolences to the family of Mr Santos Ernesto Uenzane, Mine Overseer at Mponeng, who tragically lost his life from a heat-related incident on 4 January 2024 during the pre-start up inspection after the December 2023 break. Each life lost reminds us that we can never be complacent and more needs to done as we continue our relentless pursuit of achieving zero loss of life. We continue to deliver pro-active and holistic healthcare to all our employees ensuring their health and well-being. STABLE LABOUR RELATIONS: FIVE-YEAR WAGE AGREEMENT CONCLUDED On 4 April 2024, Harmony concluded a landmark five-year wage agreement in respect of increases to wages and other conditions of service at its South African operations with its five labour unions, being the Coalition (comprising the NUM, UASA and Solidarity), AMCU and NUMSA. The agreement is for the period 1 July 2024 to 30 June 2029, and will take effect on 1 July 2024. This is testimony to the strength of our labour relations and ensures stability and continued certainty on our fixed labour costs for the next five years. The wage negotiations were carried out in good faith and Harmony commends all parties for demonstrating good leadership by engaging constructively. This agreement will result in an increase in South African operations labour costs of approximately 6% per annum over the five-year period which is within Harmony's planning parameters. As part of our endeavours to create long-term value for all our stakeholders, including our employees and host communities, on 11 December 2023, the Company proposed two broad-based black economic empowerment (B-BBEE) transactions involving: • the specific issue of no par value convertible preference shares by Harmony to the trustees for the time being, of the Harmony Gold Community Trust; and • the specific issue of no par value ordinary shares by Harmony to the trustees for the time being, of the Harmony Employee Share Ownership Plan Trust for the benefit of Eligible Employees. These transactions create shared value and strengthen partnerships as we grow our business and develop thriving communities where we operate. EVA COPPER PROJECT: INTERIM UPDATE ON FEASIBILITY STUDY AIMED AT DE-RISKING THE PROJECT The Eva Copper Project (the Project), located in the tier 1 mining jurisdiction of north-west Queensland, Australia, was acquired by Harmony in December 2022. It brings the potential for near-term, low-cost copper production into the Harmony production profile, providing the Company with counter-cyclical diversification in what has historically been a pure gold portfolio. Since acquisition, Harmony has been conducting a robust, risk-based and rigorous feasibility study assessment of Eva Copper. Our focus has been on increasing confidence in the resource and completing further technical and economic trade-off analysis to identify, inform and confirm the preferred option for project development. These studies underpin achieving a high-quality, and sustainable mining operation. An extensive resource drilling programme was initiated in March 2023 and is ongoing, with over 70 000 metres drilled to date. The drilling has: a. added to the Project’s resource base and increased confidence in, and understanding of the project area’s geology, geohydrology, metallurgy and geotechnical composition b. demonstrated good prospectivity including potential for life of mine extension Drilling continues in parallel with Project definition to expand the existing resource base and to convert other deposits in Harmony’s tenement area. Harmony has significantly increased the copper and gold Mineral Resource since acquisition. Our current declared Mineral Resource for Eva Copper sits at 354Mt @ 0.42% Cu for 1 492Kt of copper and 184Mt @ 0.07g/t Au for 431Koz of gold. This is a significant increase over the previous owners Resource of 307Mt @ 0.42% Cu for 1 289Kt of copper and 148Mt @ 0.08g/t Au for 379Koz of gold. Please refer to our Mineral Resources and Mineral Reserves statement as at 30 June 2023 (FY23). Life-of-mine all-in-sustaining cost is anticipated to be in the second quartile of the industry cost curve, ensuring Harmony as a group continues to reduce its overall costs. Detailed technical and commercial work to inform the preferred power solution for the Project continues. To help Harmony achieve its ambition of being net carbon zero by 2045, renewables have been included in the proposed energy mix in anticipation of future grid connection as part of the Queensland Government’s CopperString project. CopperString is the largest ever economic development project in North Queensland and aims to connect the State’s north-west minerals province to the national electricity grid by 2029. Determining a sustainable primary water supply for the Project has required an extensive programme of drilling, pump test work, and modelling that is due

3 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2024 for completion by the end of the 2024 calendar year. The Study has indicated a potential water source on the Mining Lease that may support a proposed increased processing rate and production profile at Eva Copper. Eva Copper will be a conventional open-cut mine comprising multiple pits with a low strip ratio, mined in a select sequence, feeding a copper concentrator based on a proven processing flow sheet and technology selection. The ore bodies at Eva Copper are wide and predictable while a modern plant design and conventional technology will ensure low production ramp-up risk. Based on the extensive work done to date, it is anticipated that the processing facility will have greater capacity than indicated by the Project's previous owner. Along with the effect of scope change and inflationary impacts since acquisition, the Project will require a higher capital investment than what was anticipated in the previous owner’s feasibility study. Capital cost estimates and funding models for the Project will be prepared as part of the Feasibility Study which will be used to inform a reserve declaration. The Project provides an excellent platform for growth, encompassing a tenement package in excess of 2 400 square kilometres in a highly prospective, world-class mining jurisdiction with supporting infrastructure. Pending a positive feasibility study outcome, permitting and board approval, Harmony is confident it will be in a strong position to fund the construction of this mine in a manner that continues to create long-term value and is in the best interest of all shareholders and stakeholders. Development is likely to be funded through a combination of strong operating free cash flows, corporate debt, leveraging our strong balance sheet and supported by our effective hedge strategy. Permitting Sustainability is embedded in our operating model, and Harmony has proven itself as the partner of choice wherever we operate. The Project has a current Environmental Authority in place in support of development. However, based on work done to date and noted above, the Environmental Authority will require permit amendments in terms of the proposed power and water solution and project configuration based on the anticipated feasibility study outcomes. The Queensland Government’s recent declaration of Eva Copper as a ‘Prescribed Project’, designating the Project as one of economic and social significance to the State, will streamline the permit amendment process and assist in expediting outcomes specifically as it relates to amendments to the current Environmental Authority in place for the Project, which are required to accommodate the optimised design outlined above. It is anticipated that this process could take up to 18 months. A Final Investment Decision on the project will therefore only be considered once all approvals have been obtained – likely towards the end of the calendar year 2025. In addition to ongoing feasibility study work, some initial site preparatory works have been commissioned and will continue in the coming months to improve and de-risk access to the site, support and de-risk current drilling efforts on site, and prepare the site for the construction phase. The proposed works include site access roads, temporary accommodation facilities and associated services and infrastructure, fencing and lay down areas. Capital for this is expected to be not material and will be easily funded through existing cash flows. HEDGING UPDATE During the quarter, the gold hedge book was maintained at 20% of two years' expected gold production. The average forward rand gold price on the hedge book is at R1 299 000/kg on a net position of 570 000oz at the end of the third quarter. Harmony will only hedge when it is certain that it can achieve a minimum margin of 25% above AISC and inflation. The previous policy was to hedge up to 20% of our production over a rolling two-year period. However, due to the pipeline of projects and anticipated higher capital expenditure, we have received board approval to increase the size and the term of the hedge book. The rolling gold hedge book programme has been increased as follows: • Year 1: percentage hedge cover increased by 10% to 30% of production • Year 2: hedge cover unchanged at 20% • Year 3: percentage hedge cover of 10% from zero We remain fully exposed to spot gold prices for the unhedged production. CONCLUSION The excellent operating results in this reporting period have been a function of our ongoing investment in safety, quality ounces and operational excellence. This ensures consistent delivery throughout the gold cycle. Harmony remains well-positioned to take advantage of the current high gold prices and we are prudent with our allocation of capital to ensure long-term value creation. Our costs remain under control, and being a predominantly South African gold miner is proving advantageous due to our stable and predictable rand cost structure. The improvement in safety and operational flexibility alongside effective capital allocation assures the consistent delivery of the tonnes alongside higher-quality ounces, thereby generating positive free cash flows. With our substantial Mineral Resource base of almost 140 million ounces, Harmony offers an abundance of opportunity to grow our Mineral Reserves while diversifying into copper. We continue to invest in our ore bodies, converting resources into quality reserves and production through our organic project pipeline. Value accretive acquisitions form part of our strategy and we continue to look at growth opportunities in Africa, South East Asia and Australia. Holistic sustainability requires fundamental changes at all levels of social, economic, political and cultural structures. Sustainable mining ensures we always meet the needs and aspirations of both present and future generations in a clear socio-economic, historic and environmental context by delivering on our four strategic pillars namely, Responsible Stewardship, Operational Excellence, Cash Certainty and Effective Capital Allocation. By embedding sustainability in our operating model, Harmony contributes positively towards the eradication of poverty, social injustice and inequalities wherever we operate. This is Mining with Purpose. Peter Steenkamp Chief executive officer

COMPARATIVE OPERATIONAL METRICS FOR Q3FY24 VS Q3FY23 AND 9MFY24 VS 9MFY23

	Unit	Q3FY24	Q3FY23	Q-on-q (%)	9MFY24	9MFY23	Y-on-Y (%)
Average gold price received	R/kg	1 213 350	1 057 870	15	1 162 048	992 566	17
	$/oz	2 000	1 854	8	1 928	1 768	9
Underground yield	g/t	5.86	5.68	3	6.16	5.68	8
Gold produced total	kg	10 888	10 540	3	36 777	33 349	10
	oz	350 056	338 870	3	1 182 405	1 072 195	10
South African optimised underground[1]	kg	4 269	4 291	(1)	14 576	14 839	(2)
	oz	137 251	137 960	(1)	468 629	477 085	(2)
South African high-grade underground[2]	kg	3 319	3 381	(2)	11 364	10 012	14
	oz	106 708	108 701	(2)	365 360	321 892	14
South African surface[3]	kg	2 260	1 917	18	6 786	5 564	22
	oz	72 660	61 634	18	218 174	178 888	22
International (Hidden Valley)	kg	1 040	951	9	4 051	2 934	38
	oz	33 437	30 575	9	130 242	94 330	38
Total cash costs	R/kg	823 880	749 411	(10)	747 669	742 145	(1)
	$/oz	1 358	1 313	(3)	1 241	1 322	6
Group AISC	R/kg	964 834	902 819	(7)	877 965	893 985	2
	US$/oz	1 590	1 582	(1)	1 457	1 592	8
Group AIC	R/kg	1 037 998	957 077	(9)	942 150	939 547	—
	US$/oz	1 711	1 677	(2)	1 563	1 674	7
Average exchange rate	R/US$	18.87	17.75	6	18.75	17.46	7

[1] *Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu*
[2] *Mponeng and Moab Khotsong*
[3] *Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold*

4 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2024**

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Three months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled/tailings processed	t'000	**Mar-24**	**186**	**213**	**163**	**96**	**201**	**86**	**107**	**138**	**105**	**1 295**
		Mar-23	213	209	189	117	214	93	71	122	122	1 350
Yield	g/tonne	**Mar-24**	**7.95**	**8.64**	**4.42**	**6.65**	**4.37**	**4.09**	**4.39**	**6.01**	**3.61**	**5.86**
		Mar-23	7.23	8.81	3.81	6.68	4.18	4.54	3.58	6.48	3.52	5.68
Gold produced	kg	**Mar-24**	**1 478**	**1 841**	**721**	**638**	**879**	**352**	**470**	**830**	**379**	**7 588**
		Mar-23	1 540	1 841	720	781	894	422	254	790	430	7 672
Gold sold	kg	**Mar-24**	**1 372**	**1 647**	**688**	**609**	**809**	**336**	**455**	**743**	**362**	**7 021**
		Mar-23	1 488	1 775	719	779	870	421	241	761	429	7 483
Gold price received	R/kg	**Mar-24**	**1 241 065**	**1 235 812**	**1 229 208**	**1 229 966**	**1 223 902**	**1 234 554**	**1 229 549**	**1 227 721**	**1 227 182**	**1 232 545**
		Mar-23	1 071 331	1 076 278	1 072 042	1 074 167	1 069 554	1 069 964	1 070 602	1 071 378	1 073 268	1 072 677
Gold revenue[1]	R'000	**Mar-24**	**1 702 741**	**2 035 382**	**845 695**	**749 049**	**990 137**	**414 810**	**559 445**	**912 197**	**444 240**	**8 653 696**
		Mar-23	1 594 140	1 910 394	770 798	836 776	930 512	450 455	258 015	815 319	460 432	8 026 841
Cash operating cost (net of by-product credits)	R'000	**Mar-24**	**1 288 712**	**1 337 990**	**680 937**	**606 239**	**733 755**	**392 645**	**575 423**	**892 802**	**461 087**	**6 969 590**
		Mar-23	991 628	1 132 512	638 589	570 908	733 545	381 549	492 279	769 345	411 601	6 121 956
Inventory movement	R'000	**Mar-24**	**(153 664)**	**(179 998)**	**(34 853)**	**(24 846)**	**(56 065)**	**(15 134)**	**(11 061)**	**(81 392)**	**(17 130)**	**(574 143)**
		Mar-23	(15 349)	(53 397)	(3 348)	(6 140)	(31 954)	(1 313)	(16 626)	(19 101)	303	(146 925)
Operating costs	R'000	**Mar-24**	**1 135 048**	**1 157 992**	**646 084**	**581 393**	**677 690**	**377 511**	**564 362**	**811 410**	**443 957**	**6 395 447**
		Mar-23	976 279	1 079 115	635 241	564 768	701 591	380 236	475 653	750 244	411 904	5 975 031
Production profit	R'000	**Mar-24**	**567 693**	**877 390**	**199 611**	**167 656**	**312 447**	**37 299**	**(4 917)**	**100 787**	**283**	**2 258 249**
		Mar-23	617 861	831 279	135 557	272 008	228 921	70 219	(217 638)	65 075	48 528	2 051 810
Capital expenditure	R'000	**Mar-24**	**356 661**	**212 881**	**130 998**	**130 454**	**151 432**	**39 455**	**109 675**	**48 006**	**7 093**	**1 186 655**
		Mar-23	295 494	142 118	122 168	128 067	162 668	46 121	88 212	69 294	13 283	1 067 425
Cash operating costs	R/kg	**Mar-24**	**871 930**	**726 773**	**944 434**	**950 218**	**834 761**	**1 115 469**	**1 224 304**	**1 075 665**	**1 216 588**	**918 502**
		Mar-23	643 914	615 161	886 929	730 996	820 520	904 145	1 938 106	973 854	957 212	797 961
Cash operating costs	R/tonne	**Mar-24**	**6 929**	**6 282**	**4 178**	**6 315**	**3 651**	**4 566**	**5 378**	**6 470**	**4 391**	**5 382**
		Mar-23	4 656	5 419	3 379	4 880	3 428	4 103	6 934	6 306	3 374	4 535
Cash operating cost and Capital	R/kg	**Mar-24**	**1 113 243**	**842 407**	**1 126 123**	**1 154 691**	**1 007 039**	**1 227 557**	**1 457 655**	**1 133 504**	**1 235 303**	**1 074 887**
		Mar-23	835 794	692 357	1 056 607	894 974	1 002 475	1 013 436	2 285 398	1 061 568	988 102	937 093
All-in sustaining cost	R/kg	**Mar-24**	**952 470**	**840 030**	**1 150 055**	**1 156 166**	**988 550**	**1 279 119**	**1 510 555**	**1 190 000**	**1 312 797**	**1 062 795**
		Mar-23	779 997	708 473	1 063 724	883 905	933 088	1 037 403	2 353 259	1 105 986	1 039 411	932 084
Operating free cash flow margin[2]	%	**Mar-24**	**3%**	**24%**	**4%**	**2%**	**11%**	**(4)%**	**(22)%**	**(3)%**	**(5)%**	**6%**
		Mar-23	19%	33%	1%	16%	4%	5%	(125)%	(3)%	8%	10%

5 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2024**

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Mar-24**	**5 385**	**1 525**	**955**	**1 006**	**1 105**	**353**	**10 329**	**11 624**	**754**	**12 378**
		Mar-23	5 432	1 518	971	960	939	348	10 168	11 518	944	12 462
Yield	g/tonne	**Mar-24**	**0.170**	**0.145**	**0.158**	**0.154**	**0.444**	**0.92**	**0.22**	**0.85**	**1.38**	**0.88**
		Mar-23	0.124	0.138	0.148	0.163	0.469	0.84	0.19	0.83	1.01	0.85
Gold produced	kg	**Mar-24**	**918**	**221**	**151**	**155**	**491**	**324**	**2 260**	**9 848**	**1 040**	**10 888**
		Mar-23	675	210	144	156	440	292	1 917	9 589	951	10 540
Gold sold	kg	**Mar-24**	**939**	**204**	**156**	**156**	**492**	**335**	**2 282**	**9 303**	**1 097**	**10 400**
		Mar-23	683	209	147	152	427	296	1 914	9 397	938	10 335
Gold price received	R/kg	**Mar-24**	**1 002 645**	**1 258 525**	**1 232 878**	**1 231 667**	**1 225 390**	**1 226 069**	**1 137 738**	**1 209 289**	**1 247 789**	**1 213 350**
		Mar-23	867 694	1 080 167	1 066 878	1 068 829	1 064 012	1 066 277	996 674	1 057 196	1 064 616	1 057 870
Gold revenue[1]	R'000	**Mar-24**	**1 014 675**	**256 739**	**192 329**	**192 140**	**602 892**	**410 733**	**2 669 508**	**11 323 204**	**1 368 824**	**12 692 028**
		Mar-23	666 231	225 755	156 831	162 462	454 333	315 618	1 981 230	10 008 071	998 610	11 006 681
Cash operating cost (net of by-product credits)	R'000	**Mar-24**	**501 486**	**137 418**	**87 042**	**83 767**	**352 921**	**247 933**	**1 410 567**	**8 380 157**	**590 248**	**8 970 405**
		Mar-23	430 483	124 088	80 999	79 406	310 533	231 697	1 257 206	7 379 162	519 628	7 898 790
Inventory movement	R'000	**Mar-24**	**4 089**	**(11 451)**	**2 546**	**1 205**	**3 688**	**2 076**	**2 153**	**(571 990)**	**(76 888)**	**(648 878)**
		Mar-23	6 481	16	1 273	(1 271)	(22 836)	1 057	(15 280)	(162 205)	(22 125)	(184 330)
Operating costs	R'000	**Mar-24**	**505 575**	**125 967**	**89 588**	**84 972**	**356 609**	**250 009**	**1 412 720**	**7 808 167**	**513 360**	**8 321 527**
		Mar-23	436 964	124 104	82 272	78 135	287 697	232 754	1 241 926	7 216 957	497 503	7 714 460
Production profit	R'000	**Mar-24**	**509 100**	**130 772**	**102 741**	**107 168**	**246 283**	**160 724**	**1 256 788**	**3 515 037**	**855 464**	**4 370 501**
		Mar-23	229 267	101 651	74 559	84 327	166 636	82 864	739 304	2 791 114	501 107	3 292 221
Capital expenditure	R'000	**Mar-24**	**256 143**	**3 758**	**2 391**	**6 060**	**375**	**47 874**	**316 601**	**1 503 256**	**497 961**	**2 001 217**
		Mar-23	239 717	4 172	13 463	1 107	3 845	36 481	298 785	1 366 210	413 701	1 779 911
Cash operating costs	R/kg	**Mar-24**	**546 281**	**621 801**	**576 437**	**540 432**	**718 780**	**765 225**	**624 145**	**850 950**	**567 546**	**823 880**
		Mar-23	637 753	590 895	562 493	509 013	705 757	793 483	655 820	769 544	546 402	749 411
Cash operating costs	R/tonne	**Mar-24**	**93**	**90**	**91**	**83**	**319**	**702**	**137**	**721**	**783**	**725**
		Mar-23	79	82	83	83	331	666	124	641	550	634
Cash operating cost and Capital	R/kg	**Mar-24**	**825 304**	**638 805**	**592 272**	**579 529**	**719 544**	**912 985**	**764 234**	**1 003 596**	**1 046 355**	**1 007 680**
		Mar-23	992 889	610 762	655 986	516 109	714 495	918 418	811 680	912 021	981 419	918 283
All-in sustaining cost	R/kg	**Mar-24**	**578 518**	**645 545**	**594 174**	**583 538**	**725 577**	**909 102**	**666 159**	**962 439**	**985 141**	**964 834**
		Mar-23	686 025	620 366	664 468	521 329	682 768	930 707	701 234	883 876	1 092 642	902 819
Operating free cash flow margin[2]	%	**Mar-24**	**20%**	**45%**	**53%**	**53%**	**41%**	**25%**	**33%**	**12%**	**22%**	**13%**
		Mar-23	(13)%	43%	40%	50%	31%	16%	19%	12%	10%	12%

[1]Includes a non-cash consideration to Franco-Nevada (Mar-24:R73.191m, Mar-23:R73.596m) under Mine Waste Solutions, excluded from the gold price calculation.

[2]Excludes run of mine costs for Kalgold (Mar-24:-R10.586m, Mar-23:R3.017m) and Hidden Valley (Mar-24:R24.876m, Mar-23:R30.246m).

6 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2024**

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Three months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled/tailings processed	t'000	**Mar-24**	**205**	**235**	**180**	**106**	**222**	**95**	**118**	**152**	**116**	**1 429**
		Mar-23	235	230	208	129	236	103	78	135	135	1 489
Yield	oz/ton	**Mar-24**	**0.232**	**0.252**	**0.129**	**0.194**	**0.127**	**0.119**	**0.128**	**0.176**	**0.105**	**0.171**
		Mar-23	0.211	0.257	0.111	0.195	0.122	0.132	0.105	0.188	0.102	0.166
Gold produced	oz	**Mar-24**	**47 519**	**59 189**	**23 181**	**20 512**	**28 260**	**11 317**	**15 111**	**26 685**	**12 185**	**243 959**
		Mar-23	49 512	59 189	23 149	25 110	28 743	13 568	8 166	25 399	13 825	246 661
Gold sold	oz	**Mar-24**	**44 111**	**52 952**	**22 120**	**19 580**	**26 010**	**10 803**	**14 629**	**23 888**	**11 639**	**225 732**
		Mar-23	47 840	57 067	23 116	25 045	27 971	13 535	7 748	24 467	13 793	240 582
Gold price received	$/oz	**Mar-24**	**2 046**	**2 037**	**2 026**	**2 027**	**2 017**	**2 035**	**2 027**	**2 024**	**2 023**	**2 032**
		Mar-23	1 877	1 886	1 879	1 882	1 874	1 875	1 876	1 877	1 881	1 880
Gold revenue[1]	$'000	**Mar-24**	**90 235**	**107 863**	**44 817**	**39 695**	**52 471**	**21 983**	**29 647**	**48 341**	**23 542**	**458 594**
		Mar-23	89 811	107 628	43 425	47 142	52 423	25 378	14 536	45 933	25 940	452 216
Cash operating cost (net of by-product credits)	$'000	**Mar-24**	**68 294**	**70 906**	**36 086**	**32 127**	**38 885**	**20 808**	**30 494**	**47 313**	**24 434**	**369 347**
		Mar-23	55 866	63 804	35 977	32 164	41 327	21 496	27 734	43 343	23 189	344 900
Inventory movement	$'000	**Mar-24**	**(8 143)**	**(9 539)**	**(1 847)**	**(1 317)**	**(2 971)**	**(802)**	**(586)**	**(4 313)**	**(908)**	**(30 426)**
		Mar-23	(865)	(3 008)	(189)	(346)	(1 800)	(74)	(937)	(1 076)	17	(8 278)
Operating costs	$'000	**Mar-24**	**60 151**	**61 367**	**34 239**	**30 810**	**35 914**	**20 006**	**29 908**	**43 000**	**23 526**	**338 921**
		Mar-23	55 001	60 796	35 788	31 818	39 527	21 422	26 797	42 267	23 206	336 622
Production profit	$'000	**Mar-24**	**30 084**	**46 496**	**10 578**	**8 885**	**16 557**	**1 977**	**(261)**	**5 341**	**16**	**119 673**
		Mar-23	34 810	46 832	7 637	15 324	12 896	3 956	(12 261)	3 666	2 734	115 594
Capital expenditure	$'000	**Mar-24**	**18 901**	**11 283**	**6 943**	**6 913**	**8 025**	**2 092**	**5 812**	**2 543**	**376**	**62 888**
		Mar-23	16 648	8 006	6 882	7 213	9 164	2 600	4 969	3 903	748	60 133
Cash operating costs	$/oz	**Mar-24**	**1 437**	**1 198**	**1 557**	**1 566**	**1 376**	**1 839**	**2 018**	**1 773**	**2 005**	**1 514**
		Mar-23	1 128	1 078	1 554	1 281	1 438	1 584	3 396	1 706	1 677	1 398
Cash operating costs	$/t	**Mar-24**	**333**	**302**	**200**	**303**	**175**	**219**	**258**	**311**	**211**	**258**
		Mar-23	238	277	173	249	175	209	356	321	172	232
Cash operating cost and Capital	$/oz	**Mar-24**	**1 835**	**1 389**	**1 856**	**1 903**	**1 660**	**2 024**	**2 403**	**1 868**	**2 036**	**1 772**
		Mar-23	1 465	1 213	1 851	1 568	1 757	1 776	4 005	1 860	1 731	1 642
All-in sustaining cost	$/oz	**Mar-24**	**1 570**	**1 385**	**1 896**	**1 906**	**1 629**	**2 108**	**2 490**	**1 961**	**2 164**	**1 752**
		Mar-23	1 367	1 241	1 864	1 549	1 635	1 818	4 124	1 938	1 821	1 633
Operating free cash flow margin[2]	%	**Mar-24**	**3%**	**24%**	4%	**2%**	**11%**	**(4)%**	**(22)%**	**(3)%**	**(5)%**	**6%**
		Mar-23	19%	33%	1%	16%	4%	5%	(125)%	(3)%	8%	10%

7 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2024**

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	t'000	**Mar-24**	**5 938**	**1 682**	**1 053**	**1 109**	**1 219**	**389**	**11 390**	**12 819**	**831**	**13 650**
		Mar-23	5 990	1 674	1 071	1 059	1 035	384	11 213	12 702	1 041	13 743
Yield	oz/ton	**Mar-24**	**0.005**	**0.004**	**0.005**	**0.004**	**0.013**	**0.027**	**0.006**	**0.025**	**0.040**	**0.026**
		Mar-23	0.004	0.004	0.004	0.005	0.014	0.024	0.005	0.024	0.029	0.025
Gold produced	oz	**Mar-24**	**29 514**	**7 105**	**4 855**	**4 983**	**15 786**	**10 417**	**72 660**	**316 619**	**33 437**	**350 056**
		Mar-23	21 702	6 752	4 630	5 016	14 146	9 388	61 634	308 295	30 575	338 870
Gold sold	oz	**Mar-24**	**30 190**	**6 559**	**5 016**	**5 016**	**15 818**	**10 770**	**73 369**	**299 101**	**35 269**	**334 370**
		Mar-23	21 959	6 719	4 726	4 887	13 728	9 517	61 536	302 118	30 157	332 275
Gold price received	$/oz	**Mar-24**	**1 653**	**2 074**	**2 032**	**2 030**	**2 020**	**2 021**	**1 875**	**1 993**	**2 057**	**2 000**
		Mar-23	1 520	1 893	1 870	1 873	1 865	1 868	1 747	1 853	1 866	1 854
Gold revenue[1]	$'000	**Mar-24**	**53 772**	**13 606**	**10 192**	**10 182**	**31 950**	**21 766**	**141 468**	**600 062**	**72 540**	**672 602**
		Mar-23	37 534	12 719	8 836	9 153	25 596	17 781	111 619	563 835	56 260	620 095
Cash operating cost (net of by-product credits)	$'000	**Mar-24**	**26 576**	**7 282**	**4 613**	**4 439**	**18 703**	**13 139**	**74 752**	**444 099**	**31 279**	**475 378**
		Mar-23	24 252	6 991	4 564	4 473	17 494	13 054	70 828	415 728	29 275	445 003
Inventory movement	$'000	**Mar-24**	**217**	**(607)**	**135**	**64**	**195**	**110**	**114**	**(30 312)**	**(4 075)**	**(34 387)**
		Mar-23	365	1	72	(72)	(1 287)	60	(861)	(9 139)	(1 246)	(10 385)
Operating costs	$'000	**Mar-24**	**26 793**	**6 675**	**4 748**	**4 503**	**18 898**	**13 249**	**74 866**	**413 787**	**27 204**	**440 991**
		Mar-23	24 617	6 992	4 636	4 401	16 207	13 114	69 967	406 589	28 029	434 618
Production profit	$'000	**Mar-24**	**26 979**	**6 931**	**5 444**	**5 679**	**13 052**	**8 517**	**66 602**	**186 275**	**45 336**	**231 611**
		Mar-23	12 917	5 727	4 200	4 752	9 389	4 667	41 652	157 246	28 231	185 477
Capital expenditure	$'000	**Mar-24**	**13 574**	**199**	**127**	**321**	**20**	**2 537**	**16 778**	**79 666**	**26 389**	**106 055**
		Mar-23	13 505	235	759	62	216	2 055	16 832	76 965	23 308	100 273
Cash operating costs	$/oz	**Mar-24**	**900**	**1 025**	**950**	**891**	**1 185**	**1 261**	**1 029**	**1 403**	**935**	**1 358**
		Mar-23	1 118	1 035	986	892	1 237	1 390	1 149	1 348	957	1 313
Cash operating costs	$/t	**Mar-24**	**4**	**4**	**4**	**4**	**15**	**34**	**7**	**35**	**38**	**35**
		Mar-23	4	4	4	4	17	34	6	33	28	32
Cash operating cost and Capital	$/oz	**Mar-24**	**1 360**	**1 053**	**976**	**955**	**1 186**	**1 505**	**1 260**	**1 654**	**1 725**	**1 661**
		Mar-23	1 740	1 070	1 150	904	1 252	1 609	1 422	1 598	1 720	1 609
All-in sustaining cost	$/oz	**Mar-24**	**954**	**1 064**	**979**	**962**	**1 196**	**1 499**	**1 098**	**1 586**	**1 621**	**1 590**
		Mar-23	1 202	1 087	1 164	913	1 196	1 631	1 229	1 549	1 915	1 582
Operating free cash flow margin[2]	%	**Mar-24**	20%	**45%**	**53%**	**53%**	**41%**	**25%**	**33%**	**12%**	**22%**	**13%**
		Mar-23	(13)%	43%	40%	50%	31%	16%	19%	12%	10%	12%

[1]Includes a non-cash consideration to Franco-Nevada (Mar-24: US$3.879m, Mar-23: US$4.146m) under Mine Waste Solutions, excluded from the gold price calculation.

[2]Excludes run of mine costs for Kalgold (Mar-24:-US$0.561m, Mar-23:US$0.170m) and Hidden Valley (Mar-24:US$1.318m, Mar-23:US$1.704m).

8 **Harmony Gold Mining Company Limited** | Operational Update for the nine months ended **31 March 2024**

9 Harmony Gold Mining Company Limited | Operational Update for the nine months ended 31 March 2024 FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein. The forward-looking financial information has not been reviewed and reported on by the company’s auditors. HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR JP Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2023, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: April 30, 2024 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director